Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
Wendy’s/Triarc MERGER
QUESTIONS AND ANSWERS
The answers to many of these questions are discussed in more detail in the April 24, 2008 press release announcing the merger agreement between Triarc and Wendy’s (available on WeNet) as well as other documents that have been and will be filed with the Securities and Exchange Commission (SEC). (The following discussion is not complete and is qualified in its entirety by the Merger Agreement.)
Board of Directors’ Decision
1.	Why did the Board select Triarc?
After a 12-month comprehensive review of strategic alternatives for Wendy’s, a special committee of the board recommended, and the full board concluded, that this transaction was in the best interests of all Wendy’s shareholders and other stakeholders.

2.	Who is Triarc? How can we learn more about the firm?
Triarc Companies, Inc. is a holding company and, through its subsidiaries, the franchisor of the Arby’s® restaurant system. There are about 3,700 Arby’s restaurants primarily in the U.S., including 1,100 company owned stores. According to Nation’s Restaurant News, Arby’s is the 12th largest QSR chain overall. For more information, please visit Triarc’s website at http://www.triarc.com.

3.	Were there other interested bidders?
Details on the special committee process, including alternatives and other proposals considered by the Special Committee, will be available in the proxy statement to be filed with the SEC.

4.	Is the transaction conditional?
Wendy’s and Triarc have executed a binding definitive agreement. The transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the approval of Triarc and Wendy’s shareholders. The transaction is expected to close in the second half of 2008.

5.	Was there a premium placed on this transaction, and if so, how much?
The deal was valued by Wendy’s Board at $30.09 per share (4.25 x Triarc’s 30-day trading average of $7.08), and was a 26.7% premium over Wendy’s $25.32 closing price on April 23, 2008.

6.	Why did Wendy’s Board decide to sell the company? Why couldn’t we remain an independent company?
The Board has a responsibility to make decisions that are in the best interests of the Company and its shareholders in addition to other stakeholders. As stated in the press release announcing the transaction, the merger with Triarc represents a superior value to what the Board anticipates our company would have generated as an independent company.
Management Changes
7.	Is Kerrii Anderson still President and CEO? Kerrii is committed to remain in place as CEO and President until the merger is completed.

8.	What about the rest of Wendy’s senior executive team?
Wendy’s senior executive team will remain in place through the merger. We expect that decisions regarding the composition of the Wendy’s team will be made at the appropriate time. They will also work with Roland Smith and his team during the transition to develop plans and strategies following the merger.

9.	What will Kerrii and the management team do during this interim period before the transaction is closed?
They will continue implementing the Company’s strategic business plan, focused on growing sales and profits in every Wendy’s restaurant.

10.	What are the terms of Kerrii’s severance package? They are detailed in the Company’s last proxy statement and in the Form 10-K/A that was filed by Wendy’s with the SEC on April 28, 2008.

11.	Do other executive officers have employment agreements?
Certain executive officers do. They were entered into prior to 2008, and they include provisions upon a change of control in the company. These arrangements will be described in Wendy’s proxy statement.

12.	What are you doing to keep key employees during the transition? The Company is considering retention incentives for certain employees.

13.	Why is Roland Smith the right person to lead Wendy’s?
He is an experienced business leader who has led the rejuvenation of several companies, including Arby’s Restaurant Group, where he has served as CEO since April 2006. He also successfully led the operational turnarounds and financial restructurings at both American Golf Corporation and AMF Bowling Worldwide. A graduate of the U.S. Military Academy at West Point, Mr. Smith also has held management positions at KFC International, Schering-Plough, Pepsi Cola International and Proctor & Gamble. Roland has stated that he and his wife plan to acquire a home in the Columbus area.

14.	What are Roland Smith’s priorities for Wendy’s?
We anticipate Roland will lay out his plans at the appropriate time. He held a conference call with the investment community on Apr. 30, 2008. The webcast is posted at www.Triarc.com under the investor relations section.

15.	Is Roland Smith available for meetings with Wendy’s employees and franchisees to discuss his vision and priorities?
Roland has met with the leaders of WNAP, FAC and WCAP, and will meet with corporate employees and hold a live webcast for franchisees and field employees on May 1, 2008.

16.	Will Nelson Peltz be the chairman of Triarc after the merger?
Jim Pickett will continue to be Wendy’s chairman until the closing of the transaction. Wendy’s board continues to have the fiduciary responsibility to oversee the Company. As for the next chairman of Triarc, a decision will be made by their Board of Directors.

17.	Will Wendy’s be represented on Triarc’s Board of Directors? The agreement states that after the merger two members of the Triarc Board will be designated by Wendy’s current board of directors.

18.	What happens to Wendy’s Board of Directors? Upon completion of the merger, the new board will lead the organization.
Terms of the Transaction/Special Meeting
19.	Can you explain in simple terms what Wendy’s shareholders will receive?
The merger is an all-stock transaction in which Wendy’s shareholders will receive a fixed ratio of 4.25 shares of Triarc shares for each share of Wendy’s common stock they own.

For example, if you own 100 shares of Wendy’s stock when the merger is completed and Triarc stock is valued at $8 at the time, the value would be: 100 Wendy’s shares x 4.25 = 425 Triarc shares x $8 = $3,400. Of course, the value will vary, up and down, as Triarc’s stock price varies.

20.	What type of shares will Wendy shareholders receive?
In the merger, Wendy’s shareholders will receive 4.25 shares of Triarc’s Class A Common Stock for each Wendy’s share they own. In addition, under the terms of the agreement, Triarc shareholders will be asked to approve an amendment to Triarc’s charter that will result in a post-merger company with a single class of common stock, which will eliminate the existing dual-class structure. The future combined company will have one class of stock and is expected to trade under the NYSE symbol “WEN”.

21.	When will the transaction be completed?
We expect the merger to be consummated after shareholders of both public companies (Wendy’s and Triarc) cast their vote at a Special Meeting, and after all other conditions to the closing are met, which is expected to occur in the second half of 2008. This timeframe allows for completion of a proxy statement by Wendy’s and Triarc, review by and filing with the SEC, mailing to shareholders, review time for shareholders and then the eventual shareholders’ meetings and votes.

22.	What other approvals are needed in addition to shareholder approval?
The transaction requires the expiration or termination of the waiting period under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions.

23.	When and where will the special meeting of shareholders to approve the transaction take place?
The meeting will be held at a time and location to be determined. This information will be included in the proxy statement distributed to Wendy’s and Triarc shareholders in connection with the merger.

24.	What is the level of shareholder approval required? Majority votes of shareholders of both companies as of the record date are required to approve the merger and related matters.
Organizational/Employee Specific Questions
25.	Will Wendy’s be incorporated into the name of the new company? Under the terms of the merger agreement, Triarc will change its name post-merger to include the name “Wendy’s” as the first word.

26.	Will Wendy’s continue to pay quarterly dividends?
Wendy’s plans to continue to pay its customary quarterly dividend until the completion of the merger. Future dividend policy for the combined company will be decided by the new Board of Directors.

27.	What other corporate organizational changes can we expect to see?
That will be up to Roland Smith and the board of the merged companies. In the meantime, our executive leadership team will be working with Roland to facilitate a smooth transition.

28.	Are there going to be any layoffs as a result of this announcement?
Triarc has stated that the Wendy’s and Arby’s Brands will operate autonomously, with headquarters in Dublin and Atlanta, respectively. There will be a consolidated support center based in Atlanta that will oversee all public company responsibilities as well as other central service functions. How that support center will be staffed and what functions will be included have not been determined as yet.

While no decisions have been made, as is typical in mergers, there will be an elimination of duplicate corporate functions and a streamlining of support services.

29.	Will there be a hiring freeze? No. Approved and open positions can be filled pending normal approvals by supervisors and senior management.

30.	What corporate functions will move to Atlanta? That will be up to Roland and his team, and we do not anticipate changes to be made until the transaction is completed.

31.	How do we handle requests from Triarc or Arby’s for information or materials?
A process for handling requests from Triarc or Arby’s will be developed and shared with you soon. Wendy’s will have a central point of contact, which will be finalized. If you are asked to provide any information to Triarc or Arby’s employees, you should contact Wendy’s Corporate Affairs department (John Barker).

32.	What happens to various Wendy’s employees benefit plans?
The merger agreement provides that from the closing of the merger until the end of 2008 Triarc will maintain existing employee benefits as they were immediately prior to the closing, excluding equity plan benefits (which, as indicated below, have already been approved for 2008) and extended health care coverage other than pursuant to COBRA. This would include Wendy’s retirement plans. Wendy’s will continue with termination of the U.S. Pension Plan as we had intended.

For 2009, the merger agreement provides that Triarc will provide benefits that, in the aggregate, are not less favorable than the employee benefits (excluding extended health care coverage other than pursuant to COBRA) provided to Wendy’s employees immediately prior to the closing. We do not presently know the details of what Triarc plans to do with benefits in 2009.

Each Wendy’s employee shall be credited with his or her years of service with Wendy’s under the corresponding employee benefit plans of Triarc. In addition, each Wendy’s employee shall be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage is comparable to the previous Wendy’s benefit plans, including medical, dental, pharmaceutical and/or vision benefits. As part of the agreement, with respect to medical, dental, pharmaceutical and/or vision benefits, Triarc will waive all pre-existing condition exclusions and actively-at-work requirements for each former Wendy’s employee and his or her covered dependents, unless such conditions would not have been waived under the comparable old plans of Wendy’s. There are also provisions that cover the handling of deductible, coinsurance and maximum out-of-pocket requirements during the period of transition from the old Wendy’s plans to new Triarc plans.

33.	What about stock options?
Once the merger is completed, all Wendy’s stock options awarded to employees in 2007 or earlier will become fully vested. They will be converted to stock options for Triarc, using the same 4.25 multiplier. The expiration date will remain the same (EX. 100 Wendy’s stock options @ $20/ share expiring 2010 will automatically convert to 425 Triarc stock options expiring 2010). The exercise price for the new Triarc options will be the aggregate exercise price of the Wendy’s stock option divided by the number of new Triarc options (in this example, $2000 ($20 x 100) divided by 425 = $4.70/ share).

34.	What about Restricted Stock Units?
Once the merger is completed, all Wendy’s Restricted Stock Units awarded to employees in 2007 or earlier will become fully vested. They will be converted into restricted units of Triarc Class A common Stock, using the same 4.25 multiplier. The Wendy’s default method of selling a portion of the restricted stock units to cover applicable taxes shall remain in effect.

35.	What about Performance Units?
All performance units become vested as if all performance objectives had been satisfied at the highest level by the Company and the grantee, and will be settled in cash within 30 days after the closing date.

36.	Will there be an equity award for 2008?
The 2008 annual grant was approved by the Compensation Committee of Wendy’s Board of Directions (April meeting) and will be explained to participants in the near future.

37.	What should employees do while the sale is being completed? Stay focused on the business and the things they can control.

38.	If employees leave before the deal is completed, how does it affect benefits? Guidelines outlined in Wendy’s Policies and Procedures Manual apply.

39.	Will Wendy’s Severance Policies remain in effect?
We expect Wendy’s severance policies to remain in effect for 2008. For 2009, the merger agreement provides that Triarc will provide benefits that, in the aggregate, are not less favorable than the employee benefits (excluding extended health care coverage other than pursuant to COBRA) provided to Wendy’s employees immediately prior to the closing.

40.	What about entering into long-term contracts with outside vendors?
We want to keep our business moving forward, but you should check with your department head and senior management before entering into long-term contracts. You should also review any projects requiring significant capital expenditures or major changes to your department budgets. He or she, in turn, will consult with the executive leadership team.

41.	Will Wendy’s International Foundation go away? We hope to maintain Wendy’s Foundation and continue to, in Dave’s words, give back to the community.

42.	How about support for the Dave Thomas Foundation for Adoption?
The Wendy’s family, particularly the franchise community, has a long tradition of supporting our signature cause, the Dave Thomas Foundation for Adoption, and we hope to continue this effort. The Foundation is an independent, public charity. Nelson Peltz, Peter May and Ed Garden have announced their intention to give $1 million to DTFA following the closing of the transaction.

43.	What about continuation of the Wendy’s Political Action Committee?
Wendy’s International, Inc. Political Action Committee is a completely voluntary program funded by personal (not corporate) contributions donated by Wendy’s eligible U.S. franchisees and employees. The funds are used for political purposes. We would expect these activities to continue.

44.	Will Wendy’s have a fall Update meeting? Yes, it is planned for September. Details will be shared in the future.

45.	What happens to Pasta Pomodoro? We own a 29% interest in Pasta Pomodoro, and it has not yet been determined what will happen with this asset.

46.	Will there be any combination of Arby’s Purchasing Cooperative and Wendy’s Supply Chain? This is something that would be determined following the successful completion of the merger.
About Arby’s
47.	What percentage of Arby’s system is franchised? Approximately 70 percent.

48.	How many people work at Arby’s corporate headquarters in Atlanta? Approximately 400 people.

49.	How can I learn more about Arby’s and Triarc? More information is available on Triarc’s website at http://www.triarc.com.
Additional Questions
50.	What should I do if I have additional questions? We’ve created a method to address employee or franchisee questions. To submit your question, click here to reach WendysTriarcQuestionBox.com.

Every effort will be made to respond in a timely manner, depending on the complexity of the question.
1. In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc. Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports.” You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investors” and then under the heading “SEC Filings.”
2. Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc’s executive officers and directors in its Amendment No. 2 to its Form 10-K filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Form 10-K filed with the SEC on April 28, 2008. You can obtain free copies of these documents from Triarc and Wendy’s using the contact information above.
Statements herein regarding the proposed transaction between Triarc Companies, Inc. (“Triarc”) and Wendy’s International, Inc. (“Wendy’s”), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy’s participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions. Triarc and Wendy’s caution that the foregoing list of factors is not exclusive. Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward-looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy’s or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and specifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The information contained in this presentation relating to Wendy’s or Triarc has been derived from publicly available information and from information provided by such party and its representatives, and has not been independently verified by the other party and no warranty is made by such other party that such information is accurate.